UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2010

EXFO Inc.

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Unaudited Interim Consolidated Balance Sheet
Unaudited Interim Consolidated Statements of Earnings
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income
Unaudited Interim Consolidated Statements of Retained Earnings and Contributed Surplus
Unaudited Interim Consolidated Statements of Cash Flows
Notes to Unaudited Interim Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations

On June 29, 2010, EXFO Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2010. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2010 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations for the third quarter of the 2010 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: July 6, 2010

EXFO Reports Record Sales and Bookings for Third Quarter of Fiscal 2010

▪	Sales increase 44.9% year-over-year to US$63.2 million
▪	Bookings improve 58.2% year-over-year to US$63.6 million, book-to-bill ratio of 1.01
▪	Gross margin reaches 62.3%
▪	EBITDA amounts to US$5.7 million or 9.1% of sales

QUEBEC CITY, CANADA, June 29, 2010—EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today record sales and bookings for its third quarter ended May 31, 2010.

Sales increased 44.9% to US$63.2 million in the third quarter of fiscal 2010 from US$43.6 million in the third quarter of 2009 and 16.8% from US$54.1 million in the second quarter of 2010. NetHawk Oyj, which was acquired in mid-March, contributed US$6.0 million to EXFO’s revenues in the third quarter of 2010. After three quarters into fiscal 2010, sales increased 19.4% to US$162.9 million from US$136.4 million for the same period in 2009.

Net bookings improved 58.2% to US$63.6 million in the third quarter of fiscal 2010 from US$40.2 million in the same period last year and 10.0% from US$57.8 million in the second quarter of 2010. The company’s book-to-bill ratio was 1.01 in the third quarter of 2010 and 1.07 after three quarters into 2010.

Gross margin reached 62.3% of sales in the third quarter of fiscal 2010 compared to 62.3% in the third quarter of 2009 and 60.0% in the second quarter of 2010. After three quarters into fiscal 2010, gross margin attained 62.0% compared to 61.7% after three quarters into 2009.

GAAP net earnings in the third quarter of fiscal 2010 totaled US$0.2 million, or US$0.00 per diluted share, compared to a net loss of US$23.3 million, or US$0.39 per share, in the same period last year and net earnings of US$1.2 million, or US$0.02 per diluted share, in the second quarter of fiscal 2010. It should be noted that EXFO recorded a pre-tax foreign exchange loss of US$1.2 million in the third quarter of fiscal 2010 compared to a loss of US$4.7 million in the third quarter of 2009 and a loss of US$1.0 million in the second quarter of 2010. EXFO also incurred US$21.7 million in impairment of goodwill in the third quarter of 2009. GAAP net earnings in the third quarter of fiscal 2010 included US$2.4 million in amortization of intangible assets and US$0.4 million in stock-based compensation costs. The former item resulted in an income tax recovery of US$0.2 million.

After three quarters into fiscal 2010, GAAP net earnings amounted to US$1.7 million, or US$0.03 per diluted share, compared to a loss of US$15.4 million, or US$0.25 per share, for the same period in 2009. GAAP net earnings after three quarters into 2010 included US$5.3 million in amortization of intangible assets and US$1.3 million in stock-based compensation costs. The former item resulted in an income tax recovery of US$1.2 million.

“I’m quite pleased with our execution so far in fiscal 2010 as we continue to outperform our industry through robust organic sales growth, while initiating key transformations like the recent acquisition of wireless test leader NetHawk to benefit from exciting growth opportunities for years to come,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “Within the wireline and wireless markets, our positioning and ability to make a real difference for our global customer base keeps improving, largely due to highly differentiated solutions and the significant synergies that exist between our various product lines.  As our revenue mix gradually shifts towards higher-margin transport and datacom, service assurance and wireless test solutions, earnings leverage will improve which is aligned with our commitment to increase EBITDA (in dollars) faster than sales.”

Unaudited Selected Financial Information
(In thousands of US dollars)

Segmented results:	Q3 2010	Q3 2009	Q2 2010
Sales:
Telecom Division	$55,930	$39,047	$47,951
Life Sciences and Industrial Division	7,280	4,589	6,159
Total	$63,210	$43,636	$54,110

Earnings (loss) from operations:
Telecom Division	$1,932	$(21,990)	$2,748
Life Sciences and Industrial Division	1,031	438	1,187
Total	$2,963	$(21,552)	$3,935

Other selected information:
GAAP net earnings (loss)	$169	$(23,346)	$1,154
Selected items included in GAAP net earnings (loss):
Amortization of intangible assets	$2,354	$1,355	$1,502
Stock-based compensation costs	$426	$383	$469
Impairment of goodwill	$–	$21,713	$–
Income tax effect of the above selected items	$(208)	$(2,273)	$(484)

Operating Expenses
Selling and administrative expenses totaled US$20.6 million, or 32.5% of sales, in the third quarter of fiscal 2010 compared to US$16.7 million, or 38.3% of sales, in the same period last year and US$16.9 million, or 31.3% of sales, in the second quarter of 2010.

Gross research and development expenses amounted to US$14.0 million, or 22.1% of sales, in the third quarter of fiscal 2010 compared to US$9.3 million, or 21.4% of sales, in the third quarter of 2009 and US$10.4 million, or 19.2% of sales, in the second quarter of 2010.

Net R&D expenses totaled US$11.9 million, or 18.8% of sales, in the third quarter of fiscal 2010 compared to US$7.8 million, or 17.8% of sales, in the same period last year and US$8.8 million, or 16.3% of sales, in the second quarter of 2010.

Third-Quarter Highlights
IP Fixed-Mobile Network Convergence and Broadband Deployments — EXFO closed the acquisition of NetHawk Oyj, a leading supplier of 2G, 3G and 4G/LTE protocol analyzers and simulators for the wireless industry, in the third quarter of fiscal 2010. This strategic acquisition transforms EXFO into a major force in the 3G and 4G/LTE wireless test market, and positions the company among the top-five suppliers in the global telecom test and service assurance industry with end-to-end assessment of the performance and reliability of converged, IP fixed and mobile networks.

In terms of new product introductions, EXFO released optical transport network (OTN) testing capabilities for its 40G and 100G Packet Blazer product line as well as software for characterizing the transport of Fibre Channel services over OTN.

Profitable Growth Path — EXFO reported EBITDA of US$5.7 million, or 9.1% of sales, in the third quarter of fiscal 2010 on revenue of US$63.2 million compared to negative EBITDA of $2.0 million in the third quarter of 2009 on revenue of US$43.6 million. It should be noted the company recorded a pre-tax foreign exchange loss of US$1.2 million in the third quarter of 2010 and US$4.7 million in the same period in 2009. Foreign exchange losses or gains are included in EBITDA. After three quarters into fiscal 2010, EXFO posted EBITDA of US$15.8 million, or 9.7% of sales, on revenue of US$162.9 million. See the section below entitled, “Non-GAAP Financial Measure,” for a reconciliation of EBITDA with GAAP net earnings (loss).

Business Outlook
EXFO forecasted sales between US$61 million and US$66 million and GAAP net results between a loss of US$0.01 per share and earnings of US$0.03 per share for the fourth quarter of 2010. GAAP net results assume a pre-tax foreign exchange loss of US$0.01 per share and include US$0.04 per share in after-tax amortization of intangible assets and stock-based compensation costs.

Guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remainder of the quarter and volatile exchange rates.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the third quarter of fiscal 2010. To listen to the conference call and participate in the question period via telephone, dial 1-416-981-9076. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on July 6, 2010. The replay number is 1-402-977-9141 and the reservation number is 21469623. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO is a leading provider of next-generation test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The Telecom Division, which accounts for about 90% of the company’s revenues, offers core-to-edge solutions that assess the performance and reliability of converged, IP fixed and mobile networks. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, xDSL, and various optical technologies accounting for an estimated 33% of the portable fiber-optic test market. The Life Sciences and Industrial Division provides solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. EXFO has a staff of approximately 1,600 people in 25 countries, supporting more than 2,000 customers worldwide. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology, are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including our ability to successfully integrate our acquired and to-be-acquired businesses; fluctuating exchange rates; consolidation in the global telecommunications test, measurement and service assurance industry and increased competition among vendors; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; the effects of the additional actions we have taken in response to economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this press release. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

Non-GAAP Financial Measure
EXFO’s provide a non-GAAP financial measure (EBITDA*) as supplemental information regarding its operational performance. The company uses this measure for the purposes of evaluating historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps EXFO to plan and forecast future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to GAAP measures, allows investors to see the company’s results through the eyes of management, and to better understand historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

The following table summarizes the reconciliation of EBITDA to GAAP net earnings (loss) in thousands of US dollars:

	Three months ended May 31, 2010	Nine months ended May 31, 2010	Three months ended May 31, 2009	Nine months ended May 31, 2009
GAAP net earnings (loss) for the period	$169	$1,657	$(23,346)	$(15,404)

Add (deduct):

Amortization of property, plant and equipment	1,643	4,246	1,166	3,374
Amortization of intangible assets	2,354	5,325	1,355	3,920
Interest expense (income)	59	177	(42)	(683)
Income taxes (recovery)	1,524	4,435	(2,851)	198
Impairment of goodwill	–	–	21,713	21,713

EBITDA for the period	$5,749	$15,840	$(2,005)	$13,118

EDITDA in percentage of sales	9.1%	9.7%	(4.6)%	9.6%

*	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets and impairment of goodwill.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Inc.
Unaudited Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at May 31, 2010	As at August 31, 2009

Assets

Current assets
Cash	$18,456	$10,611
Short-term investments	6,762	59,105
Accounts receivable (note 6)
Trade	47,357	22,946
Other	6,267	2,752
Income taxes and tax credits recoverable	4,201	2,353
Inventories (note 7)	41,742	30,863
Prepaid expenses	3,304	2,043
Future income taxes	6,670	5,538

	134,759	136,211

Tax credits recoverable	31,382	26,762

Forward exchange contracts (note 6)	559	428

Property, plant and equipment	23,119	19,100

Intangible assets	28,788	16,859

Goodwill (note 4)	34,293	22,478

Future income taxes	13,837	18,533

	$266,737	$240,371
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 8)	$30,653	$21,650
Current portion of long-term debt (note 9)	551	−
Deferred revenue	10,482	6,481

	41,686	28,131

Future income taxes	446	−
Deferred revenue	4,754	4,195
Long-term debt (note 9)	1,654	−

	48,540	32,326

Contingencies (note 10)

Shareholders’ equity

Share capital (note 11)	106,018	104,846
Contributed surplus	18,159	17,758
Retained earnings	45,566	43,909
Accumulated other comprehensive income	48,454	41,532

	218,197	208,045

	$266,737	$240,371

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended May 31, 2010	Nine months ended May 31, 2010	Three months ended May 31, 2009	Nine months ended May 31, 2009

Sales	$63,210	$162,880	$43,636	$136,371

Cost of sales (1,2) (note 7)	23,832	61,903	16,441	52,274

Gross margin	39,378	100,977	27,195	84,097

Operating expenses
Selling and administrative (1)	20,562	52,842	16,732	49,623
Net research and development (1) (note 12)	11,856	28,938	7,781	22,327
Amortization of property, plant and equipment	1,643	4,246	1,166	3,374
Amortization of intangible assets	2,354	5,325	1,355	3,920
Impairment of goodwill (note 4)	−	−	21,713	21,713

Total operating expenses	36,415	91,351	48,747	100,957

Earnings (loss) from operations	2,963	9,626	(21,552)	(16,860)

Interest income (expense), net	(59)	(177)	42	683
Foreign exchange gain (loss)	(1,211)	(3,357)	(4,687)	971

Earnings (loss) before income taxes	1,693	6,092	(26,197)	(15,206)

Income taxes (note 13)
Current	326	177	(88)	148
Future	1,198	4,258	(2,763)	50

	1,524	4,435	(2,851)	198

Net earnings (loss) for the period	$169	$1,657	$(23,346)	$(15,404)

Basic and diluted net earnings (loss) per share	$0.00	$0.03	$(0.39)	$(0.25)

Basic weighted average number of shares outstanding (000’s)	59,532	59,448	59,613	62,609

Diluted weighted average number of shares outstanding (000’s) (note 14)	60,894	60,516	59,613	62,609

(1) Stock-based compensation costs included in:
Cost of sales	$20	$104	$37	$97
Selling and administrative	269	839	238	637
Net research and development	137	370	108	296

	$426	$1,313	$383	$1,030

(2)    The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
and Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)
	Three months ended May 31, 2010	Nine months ended May 31, 2010	Three months ended May 31, 2009	Nine months ended May 31, 2009

Net earnings (loss) for the period	$169	$1,657	$(23,346)	$(15,404)
Foreign currency translation adjustment	(2,656)	6,146	31,986	(9,593)
Changes in unrealized losses on short-term investments	−	−	−	22
Unrealized gains (losses) on forward exchange contracts	545	1,867	7,425	(1,238)
Reclassification of realized gains (losses) on forward exchange contracts in net earnings (loss)	(436)	(741)	1,849	3,083
Future income taxes effect of the above items	(34)	(350)	(2,875)	(572)

Comprehensive income (loss)	$(2,412)	$8,579	$15,039	$(23,702)

Accumulated other comprehensive income
	Nine months ended May 31,

	2010	2009

Foreign currency translation adjustment
Cumulative effect of prior periods	$40,458	$51,129
Current period	6,146	(9,593)

	46,604	41,536

Unrealized gains (losses) on forward exchange contracts
Cumulative effect of prior periods	1,076	(96)
Current period, net of realized gains (losses) and future income taxes	776	1,273

	1,852	1,177
Unrealized losses on short-term investments
Cumulative effect of prior periods	(2)	(24)
Current period, net of future income taxes	−	22

	(2)	(2)

Accumulated other comprehensive income	$48,454	$42,711

Total retained earnings and accumulated other comprehensive income amounted to $87,801 and $94,020 as at May 31, 2009 and 2010, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Retained Earnings
and Contributed Surplus

(in thousands of US dollars)

Retained earnings
	Nine months ended May 31,

	2010	2009

Balance – Beginning of the period	$43,909	$60,494

Add (deduct)
Net earnings (loss) for the period	1,657	(15,404)

Balance – End of the period	$45,566	$45,090

Contributed surplus
	Nine months ended May 31,

	2010	2009

Balance – Beginning of the period	$17,758	$5,226

Add (deduct)
Stock-based compensation costs	1,293	1,012
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 11)	(895)	(460)
Discount on redemption of share capital (note 11)	3	11,257

Balance – End of the period	$18,159	$17,035

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended May 31, 2010	Nine months ended May 31, 2010	Three months ended May 31, 2009	Nine months ended May 31, 2009

Cash flows from operating activities
Net earnings (loss) for the period	$169	$1,657	$(23,346)	$(15,404)
Add (deduct) items not affecting cash
Change in discount on short-term investments	16	25	(18)	573
Stock-based compensation costs	426	1,313	383	1,030
Amortization	3,997	9,571	2,521	7,294
Deferred revenue	(515)	2,408	(178)	3,245
Write-down of capital assets	−	−	237	237
Impairment of goodwill (note 4)	−	−	21,713	21,713
Future income taxes	1,198	4,258	(2,763)	50
Change in unrealized foreign exchange gain/loss	(1,090)	(47)	2,516	(1,541)

	4,201	19,185	1,065	17,197

Change in non-cash operating items
Accounts receivable	(9,028)	(18,257)	3,456	639
Income taxes and tax credits	(1,644)	(5,015)	(1,845)	(2,189)
Inventories	(3,984)	(7,097)	568	689
Prepaid expenses	458	(157)	(104)	(338)
Accounts payable and accrued liabilities	(1,723)	1,952	(1,301)	(539)

	(11,720)	(9,389)	1,839	15,459
Cash flows from investing activities
Additions to short-term investments	(32,285)	(212,882)	(94,435)	(349,899)
Proceeds from disposal and maturity of short-term investments	82,887	269,149	97,936	374,042
Additions to capital assets (1)	(3,411)	(6,220)	(1,507)	(5,967)
Business combinations, net of cash acquired (note 3)	(32,696)	(32,696)	(2,414)	(2,414)

	14,495	17,351	(420)	15,762
Cash flows from financing activities
Exercise of stock options	167	294	10	41
Redemption of share capital	−	(14)	−	(26,078)

	167	280	10	(26,037)

Effect of foreign exchange rate changes on cash	(365)	(397)	424	(15)

Change in cash	2,577	7,845	1,853	5,169

Cash – Beginning of period	15,879	10,611	9,230	5,914

Cash – End of period	$18,456	$18,456	$11,083	$11,083

(1)    As at May 31, 2009 and 2010, unpaid purchases of capital assets amounted to $324,000 and $286,000, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Interim Financial Infornation

The financial information as at May 31, 2010, and for the three- and nine-month periods ended May 31, 2009 and 2010, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles (GAAP) in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements, except for changes as described in note 2. However, all disclosures required for annual financial statements have not been included in these financial statements. Consequently, these interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.

In February 2010, the company changed its name from EXFO Electro-Optical Engineering Inc. to EXFO Inc.

2	New Accounting Standards and Pronouncements

Adopted in fiscal 2010

In February 2008, the Canadian Institute of Chartered Accountants (CICA) issued Section 3064, “Goodwill and Intangible Assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. The company adopted this new standard on September 1, 2009, and its adoption had no material effect on its consolidated financial statements.

In June 2009, the CICA amended section 3862, "Financial Instruments − Disclosures", to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments apply to fiscal years ending after September 30, 2009, with early adoption permitted. The company adopted amendments on September 1, 2009, and their adoption had no significant impact on its consolidated financial statements. The new requirements are equivalent to the new U.S. GAAP requirement as disclosed in note 16.

To be adopted after fiscal 2010

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after September 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. The company has not yet determined the impact that adopting this standard will have on its consolidated financial statements.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should the company decide to adopt one of these three new sections earlier, it must adopt all three at the same date.

On December 24, 2009, the CICA’s Emerging Issues Committee (EIC) issued EIC-175, “Multiple Deliverable Revenue Arrangements”, which will be applicable prospectively (with retrospective adoption permitted) to revenue arrangements with multiple deliverables entered into or materially modified in the first annual period beginning on January 1, 2011. EIC-175 amends the guidance contained in EIC-142, “Revenue Arrangements with Multiple Deliverables“, and establishes additional requirements regarding revenue recognition related to multiple deliverables as well as supplementary disclosures. The company will adopt this standard on September 1, 2010 at the same time it will adopt similar new U.S GAAP requirements (note 16), and is currently evaluating the impact EIC-175 will have on its consolidated financial statements.

3	Business Combination

On March 12, 2010, the company acquired 91% of the issued and outstanding common shares of NetHawk Oyj. Headquartered in Oulu, Finland, NetHawk Oyj was a privately owned company providing 2G, 3G and 4G/LTE protocol analyzers and simulators aimed mostly at network equipment manufacturers and wireless network operators.

On March 15, 2010, the company made a voluntary offer to purchase the remaining issued and outstanding shares; this offer expired on April 30, 2010. Simultaneously, the company entered into a statutory procedure under the Finnish Companies Act to acquire the remaining issued and outstanding common shares that were not tendered under the voluntary offer. Under this procedure, the company is effectively entitled to acquire the remaining of the issued and outstanding common shares. As at May 31, 2010, the company held 99% of all issued and outstanding common shares of NetHawk Oyj, and are entitled to acquired the remaining 1% under the statutory procedure and as such, has accounted for this amount as consideration payable.

Total consideration was comprised of a cash consideration of €37,264,000 (US$51,139,000), including estimated acquisition-related costs of $2,842,000, or €25,121,000 (US$34,438,000), excluding NetHawk’s cash of €12,143,000 (US$16,701,000) at the acquisition date, plus a cash contingent consideration of up to €8,700,000 (US$12,000,000) based on certain sales volume of NetHawk Oyj over the next three years. The cash contingent consideration will be accounted for as additional goodwill when the amounts of any contingent consideration can be reasonably estimated and the outcome of the contingency is resolved. Acquisition-related costs include an amount of $780,000 for a statutory transfer tax payable in Finland based on the purchase price of shares.

This acquisition was accounted for using the purchase method under CICA Handbook Section 1581, “Business Combinations”, and the requirements of Section 1600, “Consolidated Financial Statements”; consequently, the purchase price was allocated to the assets acquired and liabilities assumed based on management’s preliminary estimate of their fair value as of the acquisition date.  The results of operations of the acquired business have been included in the consolidated financial statements of the company since March 12, 2010, being the date of acquisition.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The purchase price, including acquisition related costs, was allocated based on a preliminary estimate of fair value of acquired net assets at the date of acquisition as follows:

Assets acquired, net of cash acquired
Accounts receivable	$8,427
Inventories	2,315
Other current assets	797
Property, plant and equipment	2,518
Core technology	8,638
Customer relationship	6,230
Other intangible assets	1,799
Current liabilities assumed
Accounts payable and accrued liabilities	(5,097)
Deferred revenue	(1,615)
Long-term debt	(2,464)
Net identifiable assets acquired	21,548
Goodwill	12,890
Purchase price, net of cash acquired	$34,438

Acquired intangible assets are amortized on a straight-line basis over their estimated useful life of five years.

The allocation of the purchase price is preliminary because the acquisition was closed during the quarter and because certain information required to complete the final purchase price allocation remains outstanding. The company expects to complete the final purchase price allocation for this acquisition in the first quarter of fiscal 2011. Assets and liabilities likely to change upon completing a more detailed valuation and the finalization of the purchase price allocation are intangible assets, future income taxes, deferred revenue and goodwill.

Acquired goodwill reflects the competitive advantages the company expected to realize from NetHawk’s standing in the wireless protocol testing industry as well as synergies with the company’s service assurance products. It also reflects NetHawk’s acquired work force. Acquired goodwill is not deductible for tax purposes.

This business, including acquired goodwill, reports to the Telecom Division.

4	Impairment of Goodwill

Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. In the third quarter of fiscal 2009, the company performed its annual impairment test for goodwill for all reporting units. Following the decrease in the company’s stock price in June, 2009, the company came to the conclusion that the carrying value of one of its reporting unit exceeded its fair value. The company recorded an impairment charge of $21,713,000 during the three and nine months ended May 31, 2009 to bring the goodwill of this reporting unit to its fair value. This reporting unit reports to the Telecom Division.

This impairment resulted in a future income tax recovery of $2,070,000.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development and potential acquisitions of complementary businesses or products; and
•	To provide the company’s shareholders with an appropriate return on their investment.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive income. Accumulated other comprehensive income’s main components are the cumulative foreign currency translation adjustment, which is the result of the translation of the company’s consolidated financial statements into US dollars (the reporting currency), as well as after-tax unrealized gains (losses) on forward exchange contracts.

The capital of the company amounted to $166,513,000 and $169,743,000 as at August 31, 2009 and May 31, 2010, respectively.

Of the capital, an amount of $25,218,000 represented cash and short-term investments as at May 31, 2010 ($69,716,000 as at August 31, 2009).

6	Financial Instruments

Market risk

Currency risk

The principal measurement currency of the company is the Canadian dollar. The company is exposed to a currency risk as a result of its export sales of products manufactured in Canada and China, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros). Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2010, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2010 to August 2010	$9,000	1.0941
September 2010 to August 2011	29,500	1.0897
September 2011 to August 2012	20,400	1.0802
September 2012 to January 2013	1,500	1.0722
Total	$60,400	1.0867

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.The fair value of forward exchange contracts amounted to net gains of $530,000 as at August 31, 2009 and $2,121,000 as at May 31, 2010.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Based on the portfolio of forward exchange contracts as at May 31, 2010, the company estimates that the portion of the net unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $1,209,000.

As at May 31, 2010, forward exchange contracts in the amount of $1,209,000 are presented as current assets in other receivable in the balance sheet and forward exchange contracts, in the amount of $559,000, are presented as long-term assets in forward exchange contracts in the balance sheet. These forward exchange contracts are not yet recorded within sales.

During the three months ended May 31, 2009 and 2010, the company recognized within its sales foreign exchange gains (losses) on forward exchange contracts of $(1,425,000) and $733,000, respectively. During the nine months ended May 31, 2009 and 2010, the company recognized within its sales foreign exchange gains (losses) on forward exchange contracts of $(2,959,000) and $1,232,000, respectively.

The following table summarizes significant financial assets and liabilities that are subject to currency risk as at May 31, 2010:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$3,666	€1,257
Accounts receivable	27,335	3,819
	31,001	5,076
Financial liabilities
Accounts payable and accrued liabilities	8,876	355
Forward exchange contracts (nominal amount)	6,300	–
	15,176	355
Net exposure	$15,825	€4,721

The value of the Canadian dollar compared to the US dollar was CA$1.0435 = US$1.00 as at May 31, 2010.

The value of the Canadian dollar compared to the euro was CA$1.2843 = €1.00 as at May 31, 2010.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at May 31, 2010:

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1,568,000 or $0.03 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $600,000 or $0.01 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive income by $3,833,000.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts the company’s balances of income tax and tax credits recoverable or payable and future income tax assets and liabilities of its integrated foreign subsidiaries; this may result in additional and significant foreign exchange gain or loss. However, these assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company’s operating expenses is denominated in Canadian dollars, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company is exposed to interest rate risks through its short-term investments and its long-term debt.

Short-term investments

As at May 31, 2010, the company’s short-term investments, in the amount of $6,762,000, bear interest at rates ranging between 0.3% and 0.6% and mature in June and July 2010.

A change of 0.5% in the interest rate of the company’s short-term investments would increase (decrease) net earnings by $6,000, or $0.00 per diluted share on a quarterly basis.

Due to their short-term maturity of usually three months or less, the company’s short-term investments are not subject to significant fair value interest rate risk. Accordingly, change in fair value has been nominal to the degree that amortized cost has historically approximated the fair value. Any change in fair value of the company’s short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Long-term debt

As at May 31, 2010, the company’s long-term debt, in the amount of $2,205,000, bears interest at an annual rate of 2.95% and matures December 2013 (note 9).

A change of 0.5% in the interest rate of the company’s long-term debt would increase (decrease) net earnings by $2,000, or $0.00 per diluted share on a quarterly basis.

Other financial instruments

Cash, accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at May 31, 2010, the company’s short-term investments consist of debt instruments issued by nine (11 as at August 31, 2009) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a significant liquidity risk. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $1,220,000 and $1,143,000 as at August 31, 2009 and May 31, 2010, respectively. Bad debt expenses (recovery) amounted to $625,000 and ($60,000) for the three months ended May 31, 2009 and 2010, respectively, and $980,000 and ($77,000) for the nine months ended May 31, 2009 and 2010, respectively.

For the three and the nine months ended May 31, 2010, no customer represented more than 10% of consolidated sales.

The following table summarizes the age of trade accounts receivable as at May 31, 2010:

Current	$31,561
Past due, 0 to 30 days	10,643
Past due, 31 to 60 days	1,766
Past due, more than 60 days, less allowance for doubtful accounts of $1,143	3,387
Total accounts receivable	$47,357

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following table summarizes the contractual maturity of the company’s derivative and non-derivative financial liabilities as at May 31, 2010:

	0-12 months	13-24 months	25-36 months	Over 36 months

Accounts payable and accrued liabilities	$29,440	$–	$–	$–
Long-term debt	551	551	551	552
Forward exchange contracts
Outflow	32,200	25,800	2,400	–
Inflow	(33,654)	(26,782)	(2,466)	–

Total	$28,537	$(431)	$485	$552

7	Inventories

	As at May 31, 2010	As at August 31, 2009

Raw materials	$18,042	$14,497
Work in progress	2,372	1,955
Finished goods	21,328	14,411

	$41,742	$30,863

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting periods, except for the related amortization, which is shown separately in operating expenses.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Inventory write-down amounted to $581,000 and $467,000 for the three months ended May 31, 2009 and 2010, respectively and $2,390,000 and $1,706,000 for the nine months ended May 31, 2009 and 2010, respectively.

8	Accounts Payable and Accrued Liabilities

	As at May 31, 2010	As at August 31, 2009

Trade	$12,934	$9,063
Salaries and social benefits	12,451	8,863
Warranty	887	699
Commissions	1,037	647
Restructuring charges	–	24
Forward exchange contracts	–	704
Other	3,344	1,650

	$30,653	$21,650

Changes in the warranty provision are as follows:

	Nine months ended May 31,

	2010	2009

Balance – Beginning of period	$699	$974
Provision	660	438
Settlements	(472)	(658)

Balance – End of period	$887	$754

9	Long-Term Debt

	As at May 31, 2010	As at August 31, 2009

Loan secured by assets of NetHawk Oyj, bearing interest at 2.95%, repayable in semi-annual instalments of $276 (€224), maturing in December 2013 (note 3)	$2,205	$–

Less: current portion	(551)	–

	$1,654	$–

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Contingencies

Class action

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. The company's case is not one of these focus cases. On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008.

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Notices of appeal of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of these financial statements, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, management has determined the impact to its financial position and results of operations as at and for the three- and nine-month periods ended May 31, 2010 to be immaterial.

Contingent consideration

Following the purchase of assets in fiscal 2009, the company has a contingent cash consideration of up to $850,000, payable based upon the achievement of a certain booking volume in the next nine months.

11	Share Capital

On November 6, 2009, the company announced that its Board of Directors had authorized the second renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,256,431 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid started on November 10, 2009, and will end on November 9, 2010, or at an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables summarize changes in share capital for the nine months ended May 31, 2009 and 2010.

	Nine months ended May 31, 2009
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2008	36,643,000	$1	30,783,705	$142,785	$142,786
Exercise of stock options	–	–	12,500	26	26
Redemption of share capital	–	–	(176,914)	(821)	(821)

Balance as at November 30, 2008	36,643,000	1	30,619,291	141,990	141,991
Exercise of stock options	–	–	2,500	5	5
Redemption of restricted share units	–	–	92,682	−	−
Redemption of share capital	–	–	(7,745,379)	(36,514)	(36,514)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	−	452	452

Balance as at February 28, 2009	36,643,000	1	22,969,094	105,933	105,934
Exercise of stock options	–	–	2,500	10	10
Redemption of restricted share units	–	–	724	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	−	8	8

Balance as at May 31, 2009	36,643,000	$1	22,972,318	$105,951	$105,952

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Nine months ended May 31, 2010
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2009	36,643,000	$1	22,736,302	$104,845	$104,846
Redemption of restricted share units	−	−	13,663	−	−
Redemption of share capital	–	–	(3,600)	(17)	(17)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	86	86

Balance as at November 30, 2009	36,643,000	1	22,746,365	104,914	104,915
Exercise of stock options	–	–	31,700	127	127
Redemption of restricted share units	–	–	75,537	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	541	541

Balance as at February 28, 2010	36,643,000	1	22,853,602	105,582	105,583
Exercise of stock options	–	–	41,000	167	167
Redemption of restricted share units	–	–	26,690	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	268	268

Balance as at May 31, 2010	36,643,000	$1	22,921,292	$106,017	$106,018

12	Net Research and Development Expenses

Net research and development expenses comprise the following:

	Three months ended May 31, 2010	Nine months ended May 31 2010	Three months ended May 31, 2009	Nine months ended May 31 2009

Gross research and development expenses	$13,998	$34,149	$9,347	$26,750
Research and development tax credits and grants	(2,142)	(5,211)	(1,566)	(4,423)

	$11,856	$28,938	$7,781	$22,327

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

13	Income Taxes

For the three and the nine months ended May 31, 2009 and 2010, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended May 31, 2010	Nine months ended May 31, 2010	Three months ended May 31, 2009	Nine months ended May 31, 2009

Income tax provision at combined Canadian federal and provincial statutory tax rate (31% in 2009 and 30% in 2010)	$508	$1,850	$(8,100)	$(4,701)

Increase (decrease) due to:
Foreign income taxed at different rates	(57)	(237)	39	75
Non-taxable income	(66)	(181)	(46)	(160)
Non-deductible expenses	202	636	4,757	5,125
Change in tax rates	9	164	–	–
Foreign exchange effect of translation of foreign integrated subsidiaries	(18)	159	972	24
Utilization of previously unrecognized future income tax assets	(151)	(394)	(438)	(513)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	1,114	2,422	(32)	235
Other	(17)	16	(3)	113

	$1,524	$4,435	$(2,851)	$198

The income tax provision consists of the following:

Current	$326	$177	$(88)	$148

Future	235	2,230	(2,293)	328
Valuation allowance	963	2,028	(470)	(278)

	1,198	4,258	(2,763)	50

	$1,524	$4,435	$(2,851)	$198

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

14	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended May 31, 2010	Nine months ended May 31, 2010	Three months ended May 31, 2009	Nine months ended May 31, 2009

Basic weighted average number of shares outstanding (000’s)	59,532	59,448	59,613	62,609
Plus dilutive effect of:
Stock options (000’s)	303	219	155	135
Restricted share units (000’s)	933	711	448	303
Deferred share units (000’s)	126	138	99	90

Diluted weighted average number of shares outstanding (000’s)	60,894	60,516	60,315	63,137
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	865	1,031	1,280	1,663

For the three and nine months ended May 31, 2009, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

15	Segment Information

The company is organized under two reportable segments. The Telecom Division, which represents the company’s main business activity, offers core-to-edge solutions that assess the performance and reliability of converged, IP fixed and mobile networks. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, xDSL, and various optical technologies. The Life Sciences and Industrial Division offers solutions for medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors.

The reporting structure reflects how the company manages its business and how it classifies its operations for planning and measuring performance.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables present information by segment:

	Three months ended May 31, 2010			Nine months ended May 31, 2010

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

Sales	$55,930	$7,280	$63,210	$144,173	$18,707	$162,880
Earnings from operations	$1,932	$1,031	$2,963	$6,721	$2,905	$9,626
Unallocated items:
Interest expense, net			(59)			(177)
Foreign exchange loss			(1,211)			(3,357)
Earnings before income taxes			1,693			6,092
Income taxes			1,524			4,435

Net earnings for the period			$169			$1,657

	Three months ended May 31, 2009			Nine months ended May 31, 2009

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

Sales	$39,047	$4,589	$43,636	$121,573	$14,798	$136,371
Earnings (loss) from operations	$(21,990)	$438	$(21,552)	$(18,518)	$1,658	$(16,860)
Unallocated items:
Interest income, net			42			683
Foreign exchange gain (loss)			(4,687)			971
Loss before income taxes			(26,197)			(15,206)
Income taxes (recovery)			(2,851)			198

Net loss for the period			$(23,346)			$(15,404)

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Total assets by reportable segment are detailed as follows:

	As at May 31, 2010	As at August 31, 2009

Telecom Division	$204,902	$135,015
Life Sciences and Industrial Division	14,342	10,267
Unallocated assets	47,493	95,089

	$266,737	$240,371

Unallocated assets are comprised of cash, short-term investments, receivable on forward exchange contracts as well as future income tax assets.

16	Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission (SEC) in the United States have not been provided in these interim consolidated financial statements.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Statements of earnings and comprehensive income (loss)

Reconciliation of net earnings (loss) and comprehensive income (loss) to conform to U.S. GAAP

			Three months ended May 31, 2010	Nine months ended May 31, 2010	Three months ended May 31, 2009	Nine months ended May 31, 2009

Net earnings (loss) for the period in accordance with Canadian GAAP			$169	$1,657	$(23,346)	$(15,404)
Acquisition-related costs on business combination (note 3)	a	)	(2,842)	(2,842)	–	–

Net loss for the period in accordance with U.S. GAAP			(2,673)	(1,185)	(23,346)	(15,404)

Foreign currency translation adjustment	a	)	(2,357)	6,445	31,986	(9,593)
Changes in unrealized gains (losses) on available-for-sale securities			–	–	–	22
Unrealized gains (losses) on forward exchange contracts			545	1,867	7,425	(1,238)
Reclassification of realized gains (losses) on forward exchange contracts in net loss			(436)	(741)	1,849	3,083
Future income taxes effect of the above items			(34)	(350)	(2,875)	(572)

Comprehensive income (loss) under U.S. GAAP			$(4,955)	$6,036	$15,039	$(23,702)

Basic and diluted net loss per share in accordance with U.S. GAAP			$(0.04)	$(0.02)	$(0.39)	$(0.25)
Basic weighted average number of shares outstanding (000’s)			59,532	59,448	59,613	62,609
Diluted weighted average number of shares outstanding (000’s)			59,532	59,448	59,613	62,609

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences in the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP:

			As at May 31, 2010	As at August 31, 2009

Shareholders’ equity in accordance with Canadian GAAP			$218,197	$208,045
Goodwill	a	)	(4,037)	(3,879)
Cash contingent consideration payable	a	)	(2,583)	–
Stock appreciation rights			(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP			$211,504	$204,093

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses in the statements of earnings. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $887,000 and $2,515,000 for the three and nine months ended May 31, 2009, respectively, and $1,327,000 and $3,219,000 for the three and nine months ended May 31, 2010, respectively. This difference has no impact on the net earnings (loss) and the net earnings (loss) per share for the reporting periods.

Statements of cash flows

For the three and nine months ended May 31, 2010, cash flows from operating activities under U.S. GAAP were $1,906,000 lower compared to those established under Canadian GAAP; this difference arose from NetHawk’s acquisition-related costs paid during these periods and expensed under U.S. GAAP (see reconciliation item a) below). A corresponding difference also impacted cash flows from investing activities. In addition, under U.S. GAAP, the presentation of subtotal before change in non-cash operating items is not permitted.

For the three and nine months ended May 31, 2009, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

Reconciliation item

a) Business combination

The acquisition of NetHawk Oyj has been accounted for using the purchase method under CICA Handbook Section 1581, “Business Combinations”, and the requirements of Section 1600, “Consolidated Financial Statements”. Under U.S. GAAP, this acquisition has been accounted for under ASC Topic 805, “Business Combinations”, and ASC Topic 810, “Consolidation”. Accounting for business combinations under U.S. GAAP differs from CICA Handbook Section 1581. As a result, acquisition-related costs are not included as part of the purchase price but rather expensed as incurred. Consequently, acquisition-related costs of $2,842,000 were expensed during the three and nine months ended May 31, 2010 under U.S. GAAP with a corresponding reduction of goodwill. In addition, under U.S. GAAP, any contingent consideration needs to be accounted for at fair value on the acquisition date and remeasured at each reporting period, with any adjustment to its fair value recorded in the statement of earnings. Under Canadian GAAP, contingent consideration is recorded when management can reasonably estimate the amount and the outcome of the contingency is determined beyond reasonable doubt. The fair value of the contingent consideration payable for this acquisition was estimated at $2,583,000 and recorded in long-term liabilities under U.S. GAAP, with a corresponding increase of goodwill. The fair value of the cash contingent consideration was established on the date of acquisition (March 12, 2010) based on management’s best estimates of sales over the next three years and did not materially change as of May 31, 2010.  Any gains or losses resulting from changes in the fair value of the contingent cash consideration will be recognized in the statements of earnings.

As a result of these GAAP differences, the foreign currency translation adjustment for the three and nine months ended May 31, 2010 was $299,000 higher under U.S. GAAP compared to the amount recognized under Canadian GAAP.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

New accounting standards and pronouncements

Adopted in fiscal 2010

In June 2009, the Financial Accounting Standard Board (FASB) issued guidance now codified as Accounting Standards Codification (ASC) Topic 105, “Generally Accepted Accounting Principles”, which became the single source of authoritative U.S. accounting and reporting standards, along with rules and interpretative releases of the SEC which are considered sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC became non-authoritative. Topic 105 did not result in any accounting changes. The company adopted Topic 105 in the first quarter of fiscal 2010 and its adoption had no significant impact on its balance sheets or statements of earnings, but has and will continue to impact its reporting process by eliminating all references to pre-codification standards.

In December 2007, the FASB issued guidance now codified as ASC Topic 805, “Business Combinations”, and ASC Topic 810, “Consolidation”. These new standards significantly change the accounting and reporting for business combination transactions and noncontrolling (minority) interests in consolidated financial statements. These topics are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. The company adopted the provisions of Topic 805 and Topic 810 to the acquisition of NetHawk Oyj (note 16 a)) and any other business combinations entered into in the future.

In March 2008, the FASB issued guidance now codified as ASC Topic 815, “Derivatives and Hedging”, which requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Topic 815, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. Topic 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The company adopted Topic 815 on September 1, 2009, and its adoption had no significant impact on its consolidated financial statements.

In April 2008, the FASB issued guidance now codified as ASC Topic 350, “Intangibles – Goodwill and Other”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under Topic 805. Topic 350 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The company adopted Topic 350 on September 1, 2009, and its adoption had no significant impact on its consolidated financial statements.

In April 2009, the FASB issued guidance now codified as ASC Topic 825, “Financial Instruments”, which requires disclosures about fair value of financial instruments for annual and interim reporting periods of publicly traded companies and requires those disclosures in summarized financial information at interim reporting periods. The company adopted Topic 825 on September 1, 2009, and its adoption had no significant impact on its consolidated financial statements.

In August 2009, the FASB amended ASC Topic 820, “Fair Value Measurement”, to provide clarification as to how to measure the fair value of liabilities in circumstances when a quoted price in an active market for the identical liability is not available.  These amendments are effective for the company in the first quarter of fiscal 2010.  The company adopted these amendments on September 1, 2009, and their adoption had no significant impact on its consolidated financial statements.

Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under topic 820 are described below:

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•	Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The company’s cash, short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s cash and forward exchange contracts are classified within Level 2 of the hierarchy because they are valued using quoted prices and forward foreign exchange rates at the balance sheet date.

To be adopted after fiscal 2010

In October 2009, the FASB issued guidance now codified as ASC Topic 985 “Software”, to change the accounting model for revenue arrangements that include both tangible products and software elements. Under this guidance, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the software revenue guidance. In addition, hardware components of a tangible product containing software components are always excluded from the software revenue guidance. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The company is currently evaluating the impact that this guidance may have on its consolidated financial statements.

In October 2009, the FASB amended guidance now codified as Topic 605, “Revenue Recognition”, to include a consensus relating to multiple-deliverable revenue arrangements. These amendments significantly change certain guidance pertaining to revenue arrangements with multiple deliverables and modify the separation criteria of Topic 605 by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. The amendments also eliminate the use of the residual method of allocation and require, instead, that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The company will adopt this standard on September 1, 2010, and is currently evaluating the impact that this guidance may have on its consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including our ability to successfully integrate our acquired and to-be-acquired businesses; fluctuating exchange rates; consolidation in the global telecommunications test, measurement and service assurance industry and increased competition among vendors; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; the effects of the additional actions we have taken in response to economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated June 29, 2010.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

The fundamental drivers toward broadband deployments and fixed-mobile IP network convergence are firmly entrenched in the global telecommunications industry despite economic turbulence in some European countries and the slow recovery of the general economic environment. Although network operators are not significantly increasing capital expenditures in calendar 2010, they are spending more in select, high-growth areas to accommodate bandwidth-intensive broadband applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP networks.

According to Cisco’s updated Visual Networking Index, global IP traffic will quadruple from 2009 to 2014, reaching almost 64 exabytes per month in 2014. (An exabyte is equal to 1 billion gigabytes or 250 million DVDs). Global mobile traffic, a subset of this larger group, is expected to increase 39-fold during the same period. Bandwidth demand is driven by a wide range of applications including various forms of IP video, peer-to-peer file sharing, social networking, Internet gaming as well as increased penetration of media-rich smart phones and notebooks.

To support such explosive bandwidth growth, wireline networks are being transformed into next-generation IP-based infrastructures. Legacy SONET/SDH networks, which were established in the mid-1980s, do not have the flexibility to seamlessly mix and transport voice, data and video services. Such networks are not capable of efficiently carrying triple-play services because they were designed for point-to-point voice communication. As a result, new optical transport network (OTN) standards, which are at the very heart of what the industry is labeling next-generation IP networks, have been defined to carry IP applications over Ethernet. Network operators are increasingly turning to such next-generation, IP-based networks in order to offer customers higher-margin triple-play services while lowering their operating costs.

Fiber-to-the-home (FTTH) has also become the access network architecture of choice for wireline operators wishing to provide a superior user experience for a combined voice, data and video offering. This architecture allows operators to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth demands grow from 1 to 5 Mbit/s (megabits per second) to 30 to 100 Mbit/s required for the long term. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also increase in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed quickly.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is becoming mainstream, while a few network operators have already begun 100 Gbit/s Ethernet field trials. In the long run, these solutions will offer a more economical way to add capacity to saturated network links, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

On the wireless side, operators are also faced with major investments in upcoming years to meet soaring bandwidth demand. Wireless operators are accelerating deployments of 3G networks, fast-tracking 4G/LTE adoption, and investing in mobile backhaul networks in order to increase transmission rates for bandwidth-hungry consumers to approach wireline speeds. Furthermore, as these consumers expect wireline and wireless networks to transport any content to any device at any time, both fixed and mobile networks are converging to a common IP-based infrastructure supported by IMS (IP multimedia subsystem) for seamless network interoperability.

These market dynamics affected telecom test and service assurance suppliers in the third quarter of fiscal 2010.

COMPANY OVERVIEW

We reported record-high sales of $63.2 million in the third quarter of fiscal 2010, which represented an increase of 44.9% year-over-year. Global sales for the third quarter included $6.0 million from newly acquired NetHawk Oyj (NetHawk) since its acquisition on March 12, 2010. NetHawk’s sales for the period were reduced by $0.8 million to account for adjustment to deferred revenue in the purchase price allocation. We also reported record-high net accepted orders of $63.6 million in the third quarter of fiscal 2010, which represented an increase of 58.2% compared to $40.2 million during the same period last year, for a book-to-bill ratio of 1.01. Global bookings for the third quarter included the positive contribution of newly acquired NetHawk. In addition, in the third quarter of fiscal 2010, we benefited from improving economic and market conditions as well as our strong product offering.

Looking at the bottom line, we generated generally accepted accounting principles (GAAP) net earnings of $169,000, or $0.00 per diluted share, in the third quarter of fiscal 2010, compared to a net loss of $23.3 million, or $0.39 per share, for the same period last year. During the third quarter of fiscal 2009, we recognized an after-tax impairment of goodwill of $19.6 million and a significant pre-tax foreign exchange loss of $4.7 million following the sudden and severe surge in the value of the Canadian dollar compared to the US dollar during that period. Net earnings for the third quarter of fiscal 2010 were, to a lesser but significant extent, negatively affected by the strong value of the Canadian dollar compared to the US dollar and the euro. In fact, during the third quarter of fiscal 2010, we reported a pre-tax foreign exchange loss of $1.2 million. In addition, given that most of our sales are denominated in US dollars but a significant portion of our expenses are denominated in Canadian dollars, our financial results were negatively affected as these expenses (denominated in Canadian dollars) increased when translated in US dollars for reporting purposes. The average value of the Canadian dollar increased 18.8% year-over-year compared to the US dollar. Finally, as expected, the acquisition of NetHawk had a dilutive effect on our net earnings in the third quarter of 2010 as all expected synergies have not yet translated into additional profitability and amortization of intangible assets significantly increased as a result of this acquisition. Net earnings per diluted share in the third quarter of 2010 included charges of $2.6 million for stock-based compensation costs and the after-tax amortization expense for intangible assets. Earnings from operations reached $3.0 million, or 4.7% of sales, in the third quarter of fiscal 2010, compared to a loss from operations of $21.6 million, or 49.4% of sales for the corresponding period last year. The loss from operations in the third quarter of fiscal 2009 included an impairment of goodwill of $21.7 million. EBITDA (earnings before interest, income taxes, depreciation and amortization and impairment of goodwill) reached $5.7 million, or 9.1% of sales, in the third quarter of fiscal 2010, compared to a loss of $2.0 million, or 4.6% of sales, for the same period last year (see further in this document for a complete reconciliation of EBITDA to GAAP net earnings (loss)). It should be noted that EBITDA include the significant foreign exchange loss of $1.2 million and $4.7 million incurred in the third quarter of fiscal 2010 and 2009, respectively.

During the third quarter and the first nine months of fiscal 2010, we faced a substantial increase in the value of the Canadian dollar versus the US dollar, the euro and the British pound compared to the same periods last year; this had a two-fold negative impact on our financial results. Firstly, the average value of the Canadian dollar vs. the US dollar increased 18.8% and 14.7% in the third quarter and the first nine months of fiscal 2010, compared to the same periods last year. Given that most of our sales are denominated in US dollars but a significant portion of our expenses are denominated in Canadian dollars, our financial results were negatively affected as these expenses (denominated in Canadian dollars) increased when translated in US dollars for reporting purposes during the first nine months of fiscal 2010.

Secondly, we recorded foreign exchange losses of $1.2 million and $3.4 million for the three and nine months ended May 31, 2010, respectively, which represents the effect of the increase in the period-end value of the Canadian dollar versus the US dollar, the euro and the British pound on our balance sheet items during these periods. In comparison, during the third quarter of fiscal 2009, we reported a significant foreign exchange loss of $4.7 million following the significant increase in the value of the Canadian dollar compared to the US dollar during that period. After nine months into fiscal 2009, we reported a foreign exchange gain of $971,000.

On November 6, 2009, we announced that our Board of Directors had authorized the second renewal of our share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.3 million subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid started on November 10, 2009, and will end on November 9, 2010, or at an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled. So far in fiscal 2010, we have repurchased 3,600 shares for a total redemption price of $14,000.

On March 12, 2010, we acquired 91% of the issued and outstanding common shares of NetHawk. Headquartered in Oulu, Finland, NetHawk was a privately owned company providing 2G, 3G and 4G/LTE protocol analyzers and simulators aimed mostly at network equipment manufacturers and wireless network operators. On March 15, 2010, we made a voluntary offer to purchase the remaining issued and outstanding shares; this offer expired on April 30, 2010. Simultaneously, we entered into a statutory procedure under the Finnish Companies Act to acquire the remaining issued and outstanding common shares that were not tendered under the voluntary offer. Under this procedure, we are effectively entitled to acquire the remaining of the issued and outstanding common shares. As at May 31, 2010, we held 99% of all issued and outstanding common shares of NetHawk, and are entitled to acquire the remaining 1% under the statutory procedure and as such, has accounted for this amount as consideration payable. Total consideration was comprised of a cash consideration of €37.3 million (US$51.1 million), including estimated acquisition-related costs of $2.8 million, or €25.1 million (US$34.4 million), excluding NetHawk’s cash of €12.1 million (US$16.7 million) at the acquisition date, plus a cash contingent consideration of up to €8.7 million (US$12.0 million) based on certain sales volume of NetHawk over the next three years. This cash contingent consideration will be accounted for as additional goodwill when the amounts of any contingent consideration can be reasonably estimated and the outcome of the contingency is resolved. Acquisition-related costs include an amount of $780,000 for a statutory transfer tax payable in Finland based on the purchase price of the common shares. The preliminary estimated fair value of acquired intangible assets amounts to $16.7 million. These intangible assets, namely core technology and customer relationship, are amortized on a straight-line basis over their estimated useful life of five years. This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in our consolidated financial statements since March 12, 2010, being the closing date of the deal and date of acquisition. The purchase price allocation, which takes into account estimated acquisition-related costs of $2.8 million, is preliminary because the acquisition was closed during the quarter and we are still waiting for critical information to complete the final allocation. Assets and liabilities susceptible to change upon the finalization of the purchase price allocation mainly consist of intangible assets, future income taxes, deferred revenue and goodwill. We expect to complete the final allocation in the first quarter of fiscal 2011.This business, including any acquired goodwill, reports to the Telecom Division.

We also launched two new products in the third quarter of fiscal 2010, including optical transport network (OTN) testing capabilities for our 40G and 100G Packet Blazer test modules and a new software release for characterizing the transport of Fibre Channel services over OTN.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

For a complete description of our strategy and the related key performance indicators, as well as our capability to deliver results in fiscal 2010, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.

However, following the recent acquisition of NetHawk, we updated our corporate performance objectives for the same three-year period extending from fiscal 2010 to 2012:

Former Corporate Performance Objectives	New Corporate Performance Objectives
Increase sales by a CAGR* of 20%	Increase sales by a CAGR of at least 25%
Raise gross margin to 64%	Raise gross margin to 64%
Double EBITDA** in dollars (CAGR of 26%)	Increase EBITDA in dollars by a CAGR of at least 30%

*	Compound annual growth rate
**	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following details the changes in critical accounting policies that were adopted in fiscal 2010 and those to be adopted after 2010.

Adopted in fiscal 2010

In February 2008, the Canadian Institute of Chartered Accountants (CICA) issued Section 3064, “Goodwill and Intangible Assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. We adopted this new standard on September 1, 2009, and its adoption had no material effect on our consolidated financial statements.

In June 2009, the CICA amended section 3862, "Financial Instruments − Disclosures", to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments apply to fiscal years ending after September 30, 2009, with early adoption permitted. We adopted these amendments on September 1, 2009, and their adoption had no significant impact on our consolidated financial statements.

To be adopted after fiscal 2010

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after September 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. We have not yet determined the impact that adopting this standard will have on our consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should we decide to adopt one of these three new sections earlier, we must adopt all three at the same date.

In December 2009, the CICA’s Emerging Issues Committee (EIC) issued EIC-175, “Multiple Deliverable Revenue Arrangements”, which will be applicable prospectively (with retrospective adoption permitted) to revenue arrangements with multiple deliverables entered into or materially modified in the first annual period beginning on January 1, 2011. EIC-175 amends the guidance contained in EIC-142, “Revenue Arrangements with Multiple Deliverables“, and establishes additional requirements regarding revenue recognition related to multiple deliverables as well as supplementary disclosures. We will adopt this standard on September 1, 2010 and we are currently evaluating the impact EIC-175 will have on our consolidated financial statements.

In February 2008, the Canadian Accounting Standards Board announced that Canadian GAAP, as used by publicly accountable enterprises, will be converged with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). Accordingly, we will adopt these standards during our fiscal year beginning on September 1, 2011 and we will be required to report under IFRS and to provide IFRS comparative information for the fiscal year ending on August 31, 2011. Although the conceptual framework of IFRS is similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures.

As part of the IFRS conversion project, we have set up an IFRS-dedicated team at different levels of the organization and have also retained the service of an external expert advisor to assist us. A process for reporting regular progress to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.

The conversion project consists of four phases.

•
Diagnostic Phase – This phase involves an initial scoping of significant accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls and information systems.

•
Design and Solutions Development Phase – This phase involves a detailed analysis of identified accounting treatment differences, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.

•
Implementation Phase – This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.

•	Post-Implementation Phase – This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

We have completed the Diagnostic phase to assess and scope the significant differences between existing Canadian GAAP and IFRS as well as the impact on our consolidated financial statements.

We are currently completing the Design and Solutions Development Phase to evaluate the overall impact of adopting these new standards on our consolidated financial statements. Following the Diagnostic phase, we have initiated a detailed analysis of the accounting policies affected by the adoption of IFRS, which is expected to be completed throughout fiscal 2010.

Significant differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences with potential impact
Hedge accounting	●
IAS 39, “Financial Instruments: Recognition and Measurement”, does not permit to use the shortcut method to assess hedge effectiveness of hedging relationships. We have elected to use the dollar-offset method, as permitted by IFRS, to assess the effectiveness of our cash flow hedges and we will recalculate the effectiveness with this new method, which may potentially result into ineffectiveness that did not exist under the previous method. However, we do not anticipate significant reclassification of hedge relationships.

Presentation of financial s statements	●
Under IAS 1, “Presentation of Financial Statements”, expenses must be classified by their nature or by their function in the income statement. We elected to present our income statement by function. Accordingly, upon the adoption of IFRS, amortization expenses will be allocated to function rather than being showed as separate lines in the income statement as currently permitted under Canadian GAAP.

Impairment of assets	●
IAS 36, “Impairment of Assets”, requires a single-step approach for impairment testing of individual assets or a group of assets in cash generating units (CGUs) on the basis of independent cash inflows whereas Canadian GAAP uses a two-step approach. However, we do not anticipate significant additional impairment due to that one-step approach.

This is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS. Additionally, we are completing an IFRS financial statement in accordance with IAS 1, “Presentation of Financial Statements”, and are in the process of analyzing the effects on information technology and internal controls; we do not expect that the conversion will require significant modifications.

In addition, some transitional options permitted under IFRS were analyzed. In most cases, we would opt for a prospective application when the choice is available, namely for business combinations.

As IASB work plan anticipates the completion of several significant projects in calendar years 2010 and 2011, we continue to track the progress of these projects. However, it is difficult to predict the IFRS that will be effective at the end of our first IFRS reporting period. Our decisions may change if previously unconsidered new standards or amendments are introduced before our changeover date.

Our IFRS project is progressing according to plan, and we will provide updates as further progress is achieved and conclusions are reached.

RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the periods ended May 31, 2009 and 2010, should be read in conjunction with our unaudited interim consolidated financial statements and the related notes thereto. Our unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and significant differences in measurement and disclosure from United States generally accepted accounting principles (U.S. GAAP) are set out in note 16 to our unaudited interim consolidated financial statements. Our principal measurement currency is the Canadian dollar, although we report our financial statements in US dollars. The following table sets forth unaudited interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

	Three months ended May 31, 2010	Three months ended May 31, 2009	Nine months ended May 31, 2010	Nine months ended May 31, 2009

Sales	$63,210	$43,636	$162,880	$136,371
Cost of sales (1)	23,832	16,441	61,903	52,274
Gross margin	39,378	27,195	100,977	84,097
Operating expenses
Selling and administrative	20,562	16,732	52,842	49,623
Net research and development	11,856	7,781	28,938	22,327
Amortization of property, plant and equipment	1,643	1,166	4,246	3,374
Amortization of intangible assets	2,354	1,355	5,325	3,920
Impairment of goodwill	–	21,713	–	21,713
Total operating expenses	36,415	48,747	91,351	100,957
Earnings (loss) from operations	2,963	(21,552)	9,626	(16,860)
Interest income (expense), net	(59)	42	(177)	683
Foreign exchange gain (loss)	(1,211)	(4,687)	(3,357)	971
Earnings (loss) before income taxes	1,693	(26,197)	6,092	(15,206)
Income taxes
Current	326	(88)	177	148
Future	1,198	(2,763)	4,258	50
	1,524	(2,851)	4,435	198
Net earnings (loss) for the period	$169	$(23,346)	$1,657	$(15,404)

Basic and diluted net earnings (loss) per share	$0.00	$(0.39)	$0.03	$(0.25)

Segmented information:
Sales:
Telecom Division	$55,930	$39,047	$144,173	$121,573
Life Sciences and Industrial Division	7,280	4,589	18,707	14,798
	$63,210	$43,636	$162,880	$136,371
Earnings (loss) from operations:
Telecom Division	$1,932	$(21,990)	$6,721	$(18,518)
Life Sciences and Industrial Division	1,031	438	2,905	1,658
	$2,963	$(21,552)	$9,626	$(16,860)
Research and development data:
Gross research and development	$13,998	$9,347	$34,149	$26,750
Net research and development	$11,856	$7,781	$28,938	$22,327

(1)	The cost of sales is exclusive of amortization, shown separately.

	Three months ended May 31, 2010	Three months ended May 31, 2009	Nine months ended May 31, 2010	Nine months ended May 31, 2009

Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales (1)	37.7	37.7	38.0	38.3
Gross margin	62.3	62.3	62.0	61.7
Operating expenses
Selling and administrative	32.5	38.3	32.4	36.4
Net research and development	18.8	17.8	17.8	16.4
Amortization of property, plant and equipment	2.6	2.7	2.6	2.5
Amortization of intangible assets	3.7	3.1	3.3	2.9
Impairment of goodwill	–	49.8	–	15.9
Total operating expenses	57.6	111.7	56.1	74.1
Earnings (loss) from operations	4.7	(49.4)	5.9	(12.4)
Interest income (expense), net	(0.1)	0.1	(0.1)	0.5
Foreign exchange gain (loss)	(1.9)	(10.7)	(2.1)	0.7
Earnings (loss) before income taxes	2.7	(60.0)	3.7	(11.2)
Income taxes
Current	0.5	(0.2)	0.1	0.1
Future	1.9	(6.3)	2.6	0.0
	2.4	(6.5)	2.7	0.1
Net earnings (loss) for the period	0.3%	(53.5)%	1.0%	(11.3)%

Segmented information:
Sales:
Telecom Division	88.5%	89.5%	88.5%	89.1%
Life Sciences and Industrial Division	11.5	10.5	11.5	10.9
	100.0%	100.0%	100.0%	100.0%

Earnings (loss) from operations:
Telecom Division	3.1%	(50.4)%	4.1%	(13.6)%
Life Sciences and Industrial Division	1.6	1.0	1.8	1.2
	4.7%	(49.4)%	5.9%	(12.4)%

Research and development data:
Gross research and development	22.1%	21.4%	21.0%	19.6%
Net research and development	18.8%	17.8%	17.8%	16.4%

(1)	The cost of sales is exclusive of amortization, shown separately.

SALES

For the three months ended May 31, 2010, our global sales increased 44.9% to a record-high $63.2 million, from $43.6 million for the same period last year, with an 88%-12% split in favor of our Telecom Division.

For the nine months ended May 31, 2010, our global sales increased 19.4% to $162.9 million, from $136.4 million for the same period last year, with an 89%-11% split in favor of our Telecom Division.

Telecom Division

For the three months ended May 31, 2010, sales of our Telecom Division increased 43.2% to a record-high $55.9 million, from $39.0 million for the same period last year.

The following table summarizes information about sales of our Telecom Division for the three-month periods ended May 31, 2009 and 2010, in thousands of US dollars:

	Three months ended May 31, 2010	Three months ended May 31, 2009	Change in $	Change in %

Telecom Division sales	$55,930	$39,047	$16,883	43.2%

(Gains) losses on forward exchange contracts	(733)	1,425	(2,158)

Telecom Division sales, excluding gains/losses on forward exchange contracts (non-GAAP measure)	55,197	40,472	14,725	36.4

Impact of recent acquisition (NetHawk)	(5,967)	–	(5,967)

Organic sales (non-GAAP measure)	$49,230	$40,472	$8,758	21.6%

For the nine months ended May 31, 2010, sales of our Telecom Division increased 18.6% to $144.2 million, from $121.6 million for the same period last year.

The following table summarizes information about sales of our Telecom Division for the nine-month periods ended May 31, 2009 and 2010, in thousands of US dollars:

	Nine months ended May 31, 2010	Nine months ended May 31, 2009	Change in $	Change in %

Telecom Division sales	$144,173	$121,573	$22,600	18.6%

(Gains) losses on forward exchange contracts	(1,232)	2,959	(4,191)

Telecom Division sales, excluding gains/losses on forward exchange contracts (non-GAAP measure)	142,941	124,532	18,409	14.8

Impact of recent acquisition (NetHawk)	(5,967)	–	(5,967)

Organic sales (non-GAAP measure)	$136,974	$124,532	$12,442	10.0%

See further in this document for information about non-GAAP financial measures.

In the third quarter and the first nine months of fiscal 2010, we reported sales increases of 43.2% and 18.6%, respectively, compared to the same periods last year.

First, during the third quarter and the first nine months of fiscal 2010, NetHawk, which was acquired on March 12, 2010, contributed about two and half months to our Telecom sales, which caused them to increase $6.0 million year-over-year. NetHawk’s sales for these periods were reduced by $0.8 million to account for adjustment to deferred revenue in the purchase price allocation.

In addition, in fiscal 2010, we reached a multimillion-dollar deal with a Tier-1 European operator for our AXS-200/635 Triple-Play Tester, and shipped for $3.3 million to this customer during the third quarter of 2010, for a total of $5.3 million so far in fiscal 2010.

Furthermore, in fiscal 2010, we benefited from improving economic and market conditions following the global economic recession that negatively affected our sales in fiscal 2009, allowing customers to invest in their networks in order to accommodate bandwidth-intensive applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP architectures. Over the last quarters, many network operators delayed capital-intensive deployment decisions on FTTx rollouts and capacity expansion, opting to increase speed rather than digging trenches to add new fiber-optic cables. However, during the third quarter and the first half of fiscal 2010, network operators restarted investing worldwide in capital-intensive deployments on the basis of the current recovery in the telecom market.

Finally, our strong product offering as well as year-end budget flush-outs from some of our customers caused our sales to increase in the first nine months of fiscal 2010, compared to the same period last year. In fiscal 2009, we did not have such level of year-end budget flush-outs.

On the other hand, sales of the first nine months of fiscal 2009 included a multimillion-dollar order shipped to a Tier-1 North American wireless operator for our service assurance solutions. In fiscal 2010, we did not have such a large single order from that customer.

No customer accounted for more than 10% of our telecom sales in the third quarter and the first nine months of fiscal 2010. During the corresponding periods last year, our top customer represented 12.1% ($4.7 million) and 13.0% ($15.8 million) of our telecom sales, respectively.

Life Sciences and Industrial Division

For the three months ended May 31, 2010, sales of our Life Sciences and Industrial Division increased $2.7 million, or 58.6% year-over-year, to reach $7.3 million, compared to $4.6 million for the same period last year.

For the nine months ended May 31, 2010, sales of our Life Sciences and Industrial Division increased $3.9 million, or 26.4% year-over-year, to reach $18.7 million, from $14.8 million for the same period last year.

In the third quarter and the first nine months of fiscal 2010, this Division benefited from improving market conditions as a significant part of our product offering is related to manufacturing applications of consumer goods, which have been more affected by the global economic recession in fiscal 2009.

In addition, a significant portion of sales of that division are conducted through original equipment manufacturer (OEM) agreements. Consequently, we are dependent, to some extent, on the buying pattern of our customers.

Net bookings

Overall, for the two divisions, net accepted orders increased 58.2% year-over-year to a record-high $63.6 million in the third quarter of fiscal 2010 from $40.2 million for the same period last year, for a book-to-bill ratio of 1.01.

During the third quarter of fiscal 2010, as mentioned earlier, we benefited from improving economic and market conditions as well as from our strong product offering. In addition, NetHawk, acquired on March 12, 2010, contributed about two and half months to our net bookings; this resulted in a 58.2% increase of our global bookings compared to the same period last year. During the third quarter of fiscal 2009, we were in the middle of the global economic recession, which had a negative impact on our bookings during that period.

Geographic distribution

For the three months ended May 31, 2010, sales to the Americas, Europe, Middle East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 49%, 33% and 18% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 57%, 29% and 14% of global sales, respectively. For the nine months ended May 31, 2010, sales to the Americas, EMEA and APAC accounted for 53%, 29% and 18% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 58%, 27% and 15% of global sales, respectively.

In the third quarter and the first nine months of fiscal 2010, we reported year-over-year sales increases (in dollars) in every geographic area. In fact, sales to the Americas, EMEA and APAC increased (in dollars) 26.0%, 63.2% and 81.9% respectively in the third quarter of fiscal 2010, compared to the same period last year, and 9.6%, 27.8% and 41.6% respectively in the first nine months of 2010, compared to the same period last year.

In the Americas, the increase in sales in the third quarter and the first nine months of fiscal 2010, compared to the same periods last year, comes from the United States and Latin America. In fact, we posted year-over-year sales growth of 30.7% and 168.1% in the United States and Latin America, respectively, during the third quarter of fiscal 2010 and 12.5% and 47.6% respectively during the first nine months of 2010. In Canada, sales decreased 19.9% and 16.0% in the third quarter and the first nine months of fiscal 2010, compared to the same periods last year. So far in fiscal 2010, in the United States, we benefited from improving economic and market conditions as well as from year-end budget flush-outs from some of our customers. Also, in the third quarter and the first nine months of fiscal 2010, we recorded foreign exchange gains on our forward exchange contracts, which are included in our sales to the Americas for the most part, compared to significant forward exchange losses for the same periods last year. This contributed to the increase in our sales to this region year-over-year. Furthermore, sales to the United States in the third quarter and the first nine months of fiscal 2010 were positively impacted by the contribution of newly acquired NetHawk. Finally, it should be remembered that in the first nine months of 2009, we shipped a large order to a Tier-1 US-based wireless operator for our service assurance solutions. Excluding this order, the increase in sales to the United States would have been even larger year-over-year. In Latin America, we also benefited from an improving economic environment as we won several deals during the quarter. Sales to this region also depend on the timing and scope of our customers’ projects. In Canada, sales decreased in the third quarter and the first nine months of fiscal 2010 compared to the same periods last year. In fact, in the second and third quarter of fiscal 2009, we shipped large orders to two Canadian Tier-1 network operators, namely for our protocol and copper-access test solutions. Such large orders did not occur in 2010 in Canada.

The increase in sales in the EMEA market, in dollars, in the third quarter and the first nine months of fiscal 2010, compared to the same periods last year, is due in part to the contribution of Finland-based NetHawk to our sales in this region since its acquisition in mid-March 2010. Most of NetHawk’s sales are made to the EMEA market. In addition, during the second and the third quarter of 2010, we shipped $2.0 million and $3.3 million orders, respectively, for our copper-access test solutions to a Tier-1 European operator, which contributed to the increase in sales to this end market year-over-year. Finally, improved economic and market conditions in this region contributed to the increase in our sales year-over-year as carriers are starting to invest in next-generation access and transport networks after several months of delay and spending reductions due to the global economic recession of 2009. In the third quarter of fiscal 2010, we reported record-high sales of $20.6 million to EMEA.

In the APAC market, sales significantly increased in the third quarter and the first nine months of fiscal 2010, compared to the same periods last year. As explained above, we benefited from improving market conditions worldwide during the third quarter and the first nine months of fiscal 2010, which had a positive impact on sales to the APAC market during these periods. We are committed to carrying out our strategy to increase our market share with products and solutions developed and targeted for this important market, as well as to expand our market presence. In addition, during the third quarter and the first nine months of fiscal 2010, we benefited from the contribution of newly acquired NetHawk in this region since its acquisition in mid-March 2010.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. In the third quarter and the nine months of fiscal 2010, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 15.0% and 11.9% of our global sales, respectively. In the corresponding periods last year, our top customer accounted for 10.8% ($4.7 million) and 11.6% ($15.8 million) of our global sales, respectively, and our top three customers accounted for 22.2% and 18.9% of our global sales, respectively. With record-high sales in the third quarter and the first nine months of fiscal 2010, the fact that no customer accounted for more than 10% of our sales and that our top three customers accounted for just over 10% of our sales shows that we have a well- diversified customer base.

GROSS MARGIN

Gross margin amounted to 62.3% of sales in the third quarter of fiscal 2010, flat compared to the same period last year.

Gross margin reached 62.0% of sales for the first nine months of fiscal 2010, an increase of 0.3% compared to 61.7% for the same period last year.

Despite the significant year-over-year increase in sales, gross margin was flat during the third quarter and increased only by 0.3% during the first nine months of fiscal 2010 compared to the same periods last year; this can be explained by the following factors, as improvements on the gross margin were for the most part offset by negative impacts.

First, in the third quarter and the first nine months of fiscal 2010, our gross margin was negatively affected by the shift in product mix in favor of our copper-access test solutions as these products deliver lower margins than our other test solutions.

In addition, the shift in the geographic distribution of our sales in favor of the EMEA and APAC markets in the third quarter and the first nine months of fiscal 2010, compared to the same periods last year, resulted in a lower margin year-over-year. Sales to these markets tend to deliver lower margins than those made in the Americas, as they are made through distribution channels instead of being made directly with the end customers.

Finally, in the third quarter and the first nine months of fiscal 2010, the significant increase in the value of the Canadian dollar versus the US dollar, year-over-year resulted in a higher cost of goods sold expressed in US dollars in the statements of earnings, as a portion of these costs are incurred in Canadian dollars and we report our results in US dollars.

On the other hand, during the third quarter of fiscal 2010, we recorded in our sales foreign exchange gains totaling $733,000 on our forward exchange contracts, compared to foreign exchange losses of $1.4 million during the same period last year. During the first nine months of fiscal 2010, we recorded in our sales foreign exchange gains of $1.2 million on our forward exchange contracts, compared to foreign exchange losses of $3.0 million during the same period last year. This contributed to the increase in our gross margin year-over-year for both periods.

In addition, the acquisition of NetHawk had a positive impact on our gross margin during the third quarter and the first nine months of fiscal 2010 as its products deliver margins well above our average typical gross margin.

Furthermore, in the third quarter and the first nine months of fiscal 2010, a larger portion of our sales came from products manufactured in our facilities in China compared to the same periods last year; those products have a lower cost of goods than those manufactured in our facilities in Canada, thus resulting in an improvement in gross margin year-over-year.

Also, increased sales volume resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs.

Finally, the increase in the value of the Canadian dollar over the last few quarters had a positive impact on our gross margin in the third quarter and the first nine months of fiscal 2010; in fact, our procurement costs decreased as the Canadian dollar strengthened, compared to the US dollar, since a significant portion of our raw material purchases are denominated in US dollars. This allowed us to improve our gross margin continually over the last few quarters, as our raw material costs of parts purchased in US dollar are measured in Canadian dollars in our financial statements.

Considering the expected sales growth in fiscal 2010, the contribution of newly acquired NetHawk (which tends to deliver higher margins), the expected increase in sales of protocol products, the cost-effective design of our products, our increased manufacturing activities in China and our tight control on operating costs, we expect our gross margin to continue to improve in the future. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs, challenges encountered in the operations of our manufacturing facilities in China and increases in product offerings by other suppliers in our industry. Finally, any increase in the strength of the Canadian dollar, compared to the US dollar, may have a negative impact on our gross margin in fiscal 2010 and beyond.

SELLING AND ADMINISTRATIVE

For the three months ended May 31, 2010, selling and administrative expenses were $20.6 million, or 32.5% of sales, compared to $16.7 million, or 38.3% of sales for the same period last year.

For the nine months ended May 31, 2010, selling and administrative expenses were $52.8 million, or 32.4% of sales, compared to $49.6 million, or 36.4% of sales for the same period last year.

During the third quarter and the first nine months of fiscal 2010, NetHawk, acquired on March 12, 2010, contributed about two and half months to our selling and administrative expenses, which caused them to increase year-over-year.

In addition, the significant increase in the value of the Canadian dollar compared to the US dollar, year-over-year, had a negative impact on our selling and administrative expenses, since a significant portion of these expenses is denominated in Canadian dollars and since these expenses increased year-over-year as our sales grew.

Furthermore, during the third quarter and the first nine months of fiscal 2010, our sales (excluding those of NetHawk) significantly increased compared to the same periods last year causing our selling expenses to increase, namely our commission expenses.

However, given the restructuring actions taken in the end of fiscal 2009 to reduce our costs, we have been able to reduce some of our selling and administrative expenses during the third quarter and the first nine months of fiscal 2010 compared to the same periods last year.

During the third quarter and the first nine months of fiscal 2010, the significant increase in sales year-over-year (excluding NetHawk’s sales) caused these expenses to decrease as a percentage of sales, as a portion of these expenses is fixed.

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar and the significant impact that the recent acquisition of NetHawk will have on our selling and administrative expenses, we expect our selling and administrative expenses to increase in dollars and range between 32% and 34% of sales. In addition, in fiscal 2010, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test, measurement, monitoring and service assurance space and to deliver the synergies expected from our recent acquisition, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as a large portion of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

Gross research and development expenses

For the three months ended May 31, 2010, gross research and development expenses totalled $14.0 million, or 22.1% of sales, compared to $9.3 million, or 21.4% of sales for the same period last year.

For the nine months ended May 31, 2010, gross research and development expenses totalled $34.1 million, or 21.0% of sales, compared to $26.8 million, or 19.6% of sales for the same period last year.

During the third quarter and the first nine months of fiscal 2010, NetHawk, acquired on March 12, 2010, contributed about two and half months to our gross research and development expenses, which caused them to increase year-over-year. In addition, the significant increase in the average value of the Canadian dollar compared to the US dollar year-over-year is also responsible for the significant increase of our gross research and development expenses year-over-year, as a large portion of these expenses are denominated in Canadian dollars and we report our results in US dollars and as these expenses increased year-over-year.

In addition, we intensified our research and development activities, namely in our software development center in Pune, India and in our service assurance development center, which resulted in increased gross research and development expenses in the third quarter and the first nine months of fiscal 2010, compared to the same periods last year.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also entitled to grants on eligible research and development activities conducted in Finland by our newly acquired NetHawk.

For the three months ended May 31, 2010, tax credits and grants for research and development activities were $2.1 million, or 15.3% of gross research and development expenses, compared to $1.6 million, or 16.8% of gross research and development expenses for the same period last year.

For the nine months ended May 31, 2010, these tax credits were $5.2 million, or 15.3% of gross research and development expenses, compared to $4.4 million, or 16.5% of gross research and development expenses for the same period last year.

A significant portion of the increase in our tax credits and grants during the third quarter and the first nine months of fiscal 2010, compared to the same periods last year, comes from newly acquired NetHawk, which contributed about two and half months to our grants. In addition, most of our research and development tax credits are denominated in Canadian dollars. The significant increase in the average value of the Canadian dollar, compared to the US dollar, during the third quarter and the first nine months of fiscal 2010 had a positive impact on these tax credits expressed in US dollars.

The decrease in research and development tax credits and grants as a percentage of gross research and development expenses in the third quarter and the first nine months of fiscal 2010, compared to the same periods last year, is mainly due to the fact that the portion of gross research and development incurred in Canada, where we are entitled to tax credits, was lower than last year because we continued intensifying our activities in our software development center in India as well as in our service assurance development center, which is located in the United States. In addition, a significant portion of NetHawk’s research and development activities are conducted in its development centers in India and in the United States. Research and development activities conducted in India and in the United States do not entitle us to tax credits and grants.

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar and the significant impact that the recent acquisition of NetHawk will have on our research and development expenses, we expect our research and development expenses to increase in dollars, and range between 16% and 18% of sales, given our focus on innovation, the addition of software features in our products, our desire to gain market share and our goal to exceed customer needs and expectations. Also, we are increasingly taking advantage of talent pools around the world, namely through our software development centers in Pune and Bhubaneswar, India. Finally, any increase in the strength of the Canadian dollar in the upcoming quarters would also cause our net research and development expenses to increase, as a significant portion of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

For the three months ended May 31, 2010, amortization of property, plant and equipment was $1.6 million, compared to $1.2 million for the same period last year. For the nine months ended May 31, 2010, amortization expenses amounted to $4.2 million, compared to $3.4 million for the same period last year.

The increase in amortization expense during the third quarter and the first nine months of fiscal 2010, compared to the same periods last year mainly comes from the acquisition of NetHawk in mid-March 2010, the increase in the average value of the Canadian dollar versus the US dollar year-over-year as well as the additions to property, plant and equipment over the last few quarters.

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar and the impact that the recent acquisition of NetHawk will have on our amortization expense, we expect our amortization expense to increase.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended May 31, 2010, amortization of intangible assets was $2.4 million, compared to $1.4 million for the same period last year. For the nine months ended May 31, 2010, amortization of intangible assets was $5.3 million compared to $3.9 million for the same period last year.

The increase in amortization expense during the third quarter and the first nine months of fiscal 2010, compared to the same periods last year is mainly due to the acquisition of NetHawk in mid-March 2010 as well as to the increase in the average value of the Canadian dollar versus the US dollar year-over-year.

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar and the impact that the recent acquisition of NetHawk will have on our amortization expense, we expect our amortization expense to increase.

IMPAIRMENT OF GOODWILL

Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. In the third quarter of fiscal 2009, we performed our annual impairment test for goodwill for all reporting units. Following the decrease in our stock price in June, 2009, we came to the conclusion that the carrying value of one of our reporting unit exceeded its fair value. We recorded an impairment charge of $21.7 million during the three and nine months ended May 31, 2009 to bring the goodwill of this reporting unit to its fair value. This reporting unit reports to the Telecom Division. This impairment resulted in a future income tax recovery of $2.1 million.

INTEREST INCOME (EXPENSE), NET

Our interest income (expense) mainly resulted from our short-term investments, less interests and bank charges. For the three months ended May 31, 2010, our net interest expense amounted to $59,000, compared to a net interest income of $42,000 for the same period last year. For the nine months ended May 31, 2010, our net interest expense amounted to $177,000, compared to a net interest income of $683,000 for the same period last year.

The decrease in interest income in the third quarter and first nine months of fiscal 2010, compared to the same periods last year, is mainly due to the decrease of our cash and short-term investments following the cash payment of $26.9 million for the redemption of share capital in fiscal 2009, in accordance with our share buy-back programs, the cash payment of $32.7 million for the acquisition of NetHawk during the third quarter of fiscal 2010 as well as the general reduction in interest rates year-over-year.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

For the three months ended May 31, 2010, the foreign exchange loss amounted to $1.2 million, compared to $4.7 million for the same period last year.

For the nine months ended May 31, 2010, the foreign exchange loss amounted to $3.4 million, compared to a foreign exchange gain of $971,000 for the same period last year.

During the third quarter of fiscal 2010, the value of the Canadian dollar increased versus the euro and the US dollar compared to the previous quarter, which resulted in a foreign exchange loss of $1.2 million during that period. Most of the exchange loss comes from our net exposure in euros as the period-end value of the Canadian dollar increased 12.0% versus the euro to CA$1.2843 = €1.00 in the third quarter of fiscal 2010, compared to CA$1.4378 = €1.00 at the end of the previous quarter. In addition, given that our net exposure in US dollars is significant, the slight increase (0.9%) of the period-end value of the Canadian dollar versus the US dollar further increased our foreign exchange loss in the third quarter (CA$1.0435 = US1.00 in the third quarter of fiscal 2010, compared to CA$1.0526 = US1.00 at the end of the previous quarter). We also have to consider that the volume of operations denominated in foreign currency (including balance sheet items) increased year-over-year further increasing the foreign exchange loss compared to the same period last year.

During the first nine months of fiscal 2010, the value of the Canadian dollar increased versus the US dollar, the euro and the British pound, compared to August 31, 2009, which resulted in a significant foreign exchange loss of $3.4 million in the first nine months of fiscal 2010. In fact, the period-end value of the Canadian dollar increased 5.1% versus the US dollar to CA$1.0435 = US$1.00 in the first nine months of fiscal 2010, compared to CA$1.0967 = US$1.00 at the end of fiscal 2009. It increased 22.6% versus the euro to CA$1.2843 = €1.00, compared to CA$1.5741 = €1.00 at the end of fiscal 2009. Finally, it increased 17.7% versus the British pound CA$1.5203 = ₤1.00 in the first nine months of fiscal 2010 compared to CA$1.7888 = ₤1.00 at the end of fiscal 2009. We also have to consider that the volume of operations denominated in foreign currency (including balance sheet items) increased year-over-year, further increasing the exchange loss compared to the same period last year.

During the third quarter of fiscal 2009, the value of the Canadian dollar significantly increased versus the US dollar compared to the previous quarter, which resulted in a significant foreign exchange loss of $4.7 million during that period. In fact, the period-end value of the Canadian dollar increased 16.4% to CA$1.0917 = US$1.00 in the third quarter of fiscal 2009, compared to CA$1.2707 = US$1.00 at the end of the previous quarter.

During the first nine months of fiscal 2009, we witnessed huge volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange gain of $971,000. In fact, the period-end value of the Canadian dollar significantly decreased 14.1% in the first quarter of fiscal 2009 compared to the US dollar, which generated a foreign exchange gain of $4.6 million, but increased 16.4 % in the third quarter of 2009 compared to the previous quarter. Overall for the period, the period-end value of the Canadian dollar decreased 2.7% to CA$1.0917 = US$1.00, compared to CA$1.0626 = US$1.00 at the end of fiscal 2008.

It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars, and we report our results in US dollars. Consequently, the increase in the average value of the Canadian dollar versus the US dollar in the third quarter and the first nine months of fiscal 2010, compared to the same periods last year, resulted in a significant and negative impact on our financial results for these periods. In fact, the average value of the Canadian dollar in the third quarter of fiscal 2010 was CA$1.0227 = US$1.00 versus CA$1.2153 = US$1.00 for the same period last year, representing an increase of 18.8% in the average value of the Canadian dollar year-over-year. For the first nine months of fiscal 2010, the average value of the Canadian dollar was CA$1.0460 = US$1.00 versus CA$1.1996 = US$1.00 for the same period last year, representing an increase of 14.7% in the average value of the Canadian dollar year-over-year.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any increase in the value of the Canadian dollar, compared to the US dollar, euro and British pound, would have a negative impact on our operating results.

INCOME TAXES

For the three months ended May 31, 2010, our income tax expense was $1.5 million, compared to a tax recovery of $2.9 million for the same period last year.

For the nine months ended May 31, 2010, our income tax expense was $4.4 million, compared to $198,000 for the same period last year.

For the three months ended May 31, 2010, we reported an income tax expense of $1.5 million on earnings before income taxes of $1.7 million, for an effective income tax rate of 90.0%. For the nine months ended May 31, 2010, we reported an income tax expense of $4.4 million on earnings before income taxes of $6.1 million, for an effective income tax rate of 72.8%. Our combined Canadian and provincial statutory tax rate is 30%. This situation mainly results from the fact that we continue to maintain a valuation allowance for some of our subsidiaries at loss and we have some non-deductible expenses, such as stock-based compensation costs. In addition, a portion of our foreign exchange loss is created by the translation of financial statements of our foreign integrated subsidiaries, and is therefore non-deductible. Otherwise, the actual tax rate would have been closer to the statutory tax rate for all reporting periods.

For the three months ended May 31, 2009, we reported an income tax recovery of $2.9 million on a loss before income taxes of $26.2 million, for an effective income tax rate of 10.9%. For the nine months ended May 31, 2009, we reported income tax expenses of $198,000 on a loss before income taxes of $15.2 million, for an effective income tax rate of 1.3%. Our combined Canadian and provincial statutory tax rate was 31%. First, a significant portion of the impairment of goodwill was not deductible for tax purposes. In addition, a significant portion of our foreign exchange gain (loss) was created by the translation of financial statements of our foreign integrated subsidiaries, and was therefore non-taxable or non-deductible. On the other hand, we continued to maintain a valuation allowance for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. Otherwise, the actual tax rate would have been closer to the statutory tax rate for all periods.

Refer to note 13 to our interim consolidated financial statements for details on income taxes and a full reconciliation of the income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at May 31, 2010, cash and short-term investments totaled $25.2 million, while our working capital was at $93.1 million. Our cash and short-term investments decreased $46.5 million in the third quarter of fiscal 2010, compared to the previous quarter, mainly due to the cash flows used by operating activities in the amount of $11.7 million and the cash payments of $32.7 million and $3.4 million for the acquisition of NetHawk and the purchase of capital assets, respectively. The decrease in cash and short-term investments was offset in part by an unrealized foreign exchange gain of $1.1 million on our cash and short-term investments. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar and euro-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet.

Our short-term investments consist of commercial paper and banker acceptance issued by nine (nine as at February 28, 2010) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be limited. None of these debt instruments are expected to be affected by a significant liquidity risk. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including the remaining cash payment for the recent acquisition of NetHawk and any other potential acquisitions as well as our share repurchase program.

Newly acquired NetHawk has a long-term debt amounting to $2.2 million as at May 31, 2010. This debt, which matures in 2013, is secured by assets of NetHawk, bears interest at an annual rate of 2.95% and is repayable in bi-annual installments of $276,000.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the remaining cash payment for the acquisition of NetHawk, estimated at $1.7 million and the maximum cash contingent consideration of €8.7 million (US$12.0 million) that may become payable in conjunction with this acquisition if sales objectives are met, as well as the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $15.0 million for working capital and other general corporate purposes and unused lines of credit of $15.4 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our liquidity and capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows used by operating activities were $11.7 million for the three months ended May 31, 2010, compared to cash flows provided by operating activities of $1.8 million for the same period last year. Cash flows used by operating activities were $9.4 million for the nine months ended May 31, 2010, compared to cash flows provided by operating activities of $15.5 million for the same period last year.

Cash flows used by operating activities in the third quarter of fiscal 2010 were mainly attributable to the net earnings after items not affecting cash of $4.2 million, offset by the negative net change in non-cash operating items of $15.9 million; this was mainly due to the negative effect on cash of the increase of $9.0 million in our accounts receivable (increase and timing of sales), the increase of $1.6 million in our income taxes and tax credits recoverable (mainly tax credits earned during the quarter and not yet recovered), and the increase of $4.0 million in our inventories, to sustain increased sales activities. Finally, accounts payable and accrued liabilities decreased $1.7 million due to timing of purchases and payments during the quarter.

Cash flows provided by operating activities in the third quarter of fiscal 2009 were mainly attributable to the net earnings after items not affecting cash of $1.1 million, and to the positive net change in non-cash operating items of $774,000, mainly due to the positive effect on cash of the $3.5 million decrease in our accounts receivable (due to timing of sales) and the $568,000 decrease in our inventories; this was mostly offset by the negative effect on cash of the $1.8 million increase in our income taxes and tax credits recoverable (tax credits earned during the quarter and not yet recovered) and the $1.3 million decrease in our accounts payable and accrued liabilities, mainly due to the timing of purchases and payments.

Cash flows used by operating activities in the first nine months of fiscal 2010 were mainly attributable to the net earnings after items not affecting cash of $19.2 million, offset by the negative net change in non-cash operating items of $28.6 million; this was mainly due to the negative effect on cash of the increase of $18.3 million in our accounts receivable (increase and timing of sales), of the increase of $5.0 million in our income taxes and tax credits recoverable (mainly tax credits earned during the quarter and not yet recovered), and of the increase of $7.1 million in our inventories to sustain increased sales activities. On the other hand, accounts payable and accrued liabilities generated positive cash flows from operations of $2.0 million due to the timing of purchases and payments.

Cash flows provided by operating activities in the first nine months of fiscal 2009 were mainly attributable to the net earnings after items not affecting cash of $17.2 million, offset by the negative net change in non-cash operating items of $1.7 million mainly due to the negative effect on cash of the $2.2 million increase in our income taxes and tax credits recoverable (tax credits earned during the period and not yet recovered), the $338,000 increase in our prepaid expenses and the $539,000 decrease in our accounts payable and accrued liabilities, mainly due to the timing of purchases and payments; this was offset in part by the positive effect on cash of the $639,000 million decrease in our accounts receivable (due to the timing of sales) and the $689,000 decrease in our inventories.

Investing activities

Cash flows provided by investing activities were $14.5 million for the three months ended May 31, 2010, compared to cash flows used by investing activities of $420,000 for the same period last year.

In the third quarter of fiscal 2010, we disposed (net of acquisitions) of $50.6 million worth of short-term investments but paid $32.7 million for the acquisition of NetHawk and $3.4 million for the purchase of capital assets. For the corresponding period last year, we disposed (net of acquisitions) of $3.5 million worth of short-term investments but paid $1.5 million for the purchase of capital assets and $2.4 million for a contingent consideration on a business combination.

Cash flows provided by investing activities were $17.3 million for the nine months ended May 31, 2010, compared to $15.8 million for the same period last year. In the first nine months of fiscal 2010, we disposed (net of acquisitions) of $56.3 million worth of short-term investments but paid $32.7 million for the acquisition of NetHawk and $6.2 million for the purchase of capital assets. For the corresponding period last year, we disposed (net of acquisitions) of $24.1 million worth of short-term investments but paid $6.0 million for the purchase of capital assets and $2.4 million for a contingent consideration on a business combination.

Financing activities

Cash flows provided by financing activities were $167,000 for the three months ended May 31, 2010, compared to $10,000 for the same period last year. During the third quarter of fiscal 2010, we received $167,000 from the exercise of stock options. During the corresponding period last year, we received $10,000 from the exercise of stock options.

Cash flows provided by financing activities were $280,000 for the nine months ended May 31, 2010, compared to cash flows used by financing activities of $26.0 million for the same period last year. During the first nine months of fiscal 2010, we received $294,000 from the exercise of stock options but paid $14,000 for the redemption of share capital under our normal course issuer bid. During the corresponding period last year, we paid $26.1 million for the redemption of share capital under our share repurchase programs. However, we received $41,000 from the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, realized foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at May 31, 2010, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2010 to August 2010	$9,000,000	1.0941
September 2010 to August 2011	29,500,000	1.0897
September 2011 to August 2012	20,400,000	1.0802
September 2012 to January 2013	1,500,000	1.0722
Total	$60,400,000	1.0867

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.The fair value of forward exchange contracts amounted to net gains of $530,000 as at August 31, 2009 and $2.1 million as at May 31, 2010.

CONTINGENCIES

Class action

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of our executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with EXFO’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with EXFO’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of EXFO’s underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns EXFO and our two executive officers in particular, the amended complaint alleges that (i) EXFO’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled it and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. EXFO's case is not one of these focus cases. On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008.

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Notices of appeal of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of these financial statements, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, we have determined the impact to our financial position and results of operations as at and for the three- and nine-month periods ended May 31, 2010 to be immaterial.

Contingent consideration

Following the purchase of assets in fiscal 2009, we have a contingent cash consideration of up to $850,000, payable based upon the achievement of a certain booking volume in the next nine months.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share capital

As at June 29, 2010, EXFO had 36,643,000 multiple voting shares outstanding, entitling to 10 votes each and 22,923,042 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 3,258,288 as at May 31, 2010. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of our Board of Directors and to our Management and Corporate Officers as at May 31, 2010:

Stock options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	12%	$9.05
Board of Directors (four individuals)	123,807	8%	$6.92
Management and Corporate Officers (eight individuals)	196,639	12%	$15.34

	500,088	32%	$11.00

Restricted share units	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	197,533	12%
Management and Corporate Officers (twelve individuals)	568,038	36%

	765,571	48%

Deferred share units	Number	% of issued and outstanding

Board of Directors (five individuals)	130,630	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at May 31, 2010, our off-balance sheet arrangements consisted of letters of guarantee amounting to $5.4 million; these letters of guarantee expire at various dates through fiscal 2016. From this amount, we had $1.0 million worth of letters of guarantee for our own selling and purchasing requirements, which were for the most part reserved from one of our lines of credit. The remainder, in the amount of $4.4 million, was used to secure our line of credit in CNY (Chinese currency). This line of credit was unused as at May 31, 2010.

VARIABLE INTEREST ENTITY

As at May 31, 2010, we did not have interests in any variable interest entities.

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive and complex sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management plans and policies.

While strategic acquisitions, like the recent acquisition of NetHawk, those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration of NetHawk will require the dedication of management resources, which may detract their attention from our day-to-day business and operations.

In addition, we are exposed to currency risks due to the export of our Canadian-manufactured products; the large majority of these sales are denominated in US dollars and euros and a significant portion of our operational costs are incurred in Canadian dollars. These risks are partially hedged by operating expenses denominated in US dollars and euros as well as forward exchange contracts. Any increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.

Also, our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced telecom capital spending in North America, Europe and Asia and by unfavorable general economic conditions. In particular, sales to network service providers in North America were significantly and adversely affected by a downturn in 2001 in the telecommunications industry and by the global economic recession in 2009. These recession and downturn affected our key geographic regions or markets. In the event of another recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial conditions.

Furthermore, risks and uncertainties related to the telecommunications test, measurement, monitoring and service assurance industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Also, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, which requires certain actions, such as the operation of our manufacturing facilities in China and software development centers in India. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, cultural differences and the management of operations in China and India.

The economic environment of our industry could also result in some of our customers experiencing difficulties, which, consequently, could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.EXFO.com, or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

Non-GAAP financial measures

We provide non-GAAP financial measures (EBITDA* and Telecom Division sales, excluding gains/losses on forward exchange contracts and NetHawk’s sales) as supplemental information regarding our operational performance. We use these measures for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the GAAP measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

The following table summarizes the reconciliation of EBITDA to GAAP net earnings (loss) (in thousands of US dollars):

	Three months ended May 31, 2010	Nine months ended May 31, 2010	Three months ended May 31, 2009	Nine months ended May 31, 2009

GAAP net earnings (loss) for the period	$169	$1,657	$(23,346)	$(15,404)

Add (deduct):

Amortization of property, plant and equipment	1,643	4,246	1,166	3,374
Amortization of intangible assets	2,354	5,325	1,355	3,920
Interest expense (income)	59	177	(42)	(683)
Income taxes (recovery)	1,524	4,435	(2,851)	198
Impairment of goodwill	–	–	21,713	21,713

EBITDA for the period	$5,749	$15,840	$(2,005)	$13,118

EDITDA in percentage of sales	9.1%	9.7%	(4.6)%	9.6%

*	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets and impairment of goodwill.